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April 26, 2019
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CLIENT/MATTER NUMBER
082961-0137

Via EDGAR System
Ms. Christina DiAngelo Fettig Senior Staff Accountant U.S. Securities and Exchange Commission Division of Investment Management, Disclosure Review Office 100 F Street N.E. Washington, D.C. 20549
Re:	Hennessy Funds Trust (File Nos. 033-52154 and 811-07168)
Registration Statement on Form N‑1A, as filed on February 28, 2018
Annual Reports on Form N-CSR for the Fiscal Year Ended October 31, 2018, as filed January 9, 2019
Dear Ms. Fettig:
On behalf of our client, Hennessy Funds Trust (the "Registrant"), set forth below is the Registrant's response, on behalf of each of its series (each a "Fund" or, collectively, the "Funds"), to oral comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on the Registration Statement and Annual Reports referenced above. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Registrant's responses (in regular type).
If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.
Registration Statement on Form N-1A

1. Each Fund below had greater than 25% of its net assets invested in the Financials or Industrials sector at year-end. However, the 2018 prospectus and summary prospectuses do not include sector risk disclosure. Sector risk should be included in the prospectus if a Fund has a significant amount of its net assets (e.g., greater than 25%) invested in a single sector. If a Fund consistently focuses in a particular sector (e.g., a period of three or more years) that sector should be identified in the Fund's prospectus and summary prospectus, with the risks of investing in that sector being disclosed.
Fund	Sector	10/31/18	10/31/17	10/31/16
Hennessy Focus Fund	Financials	52.61%	48.71%	43.78%
Hennessy Japan Fund	Industrials	29.57%	30.49%	29.32%
Hennessy Japan Small Cap Fund	Industrials	41.66%	43.24%	36.18%

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Response:  In the Funds' 2019 annual update to the prospectus and summary prospectuses, the Registrant included sector risk for a Fund if it had a significant amount of its net assets (e.g., greater than 25%) invested in a single sector or if it consistently focused in a particular sector (e.g., a period of three or more years). The Registrant will make similar disclosure in future filings.
2. The Funds are reminded that the recoupment period for expense limitations is limited to three years from the time the expenses were waived or incurred and is limited to the lesser of the (1) the expense cap in effect at the time of the waiver, and (2) the expense cap in effect at the time of recapture. See ASC 946-20-05-08) (2009 Investment Companies Industry Developments Audit Risk Alert ARA- INV.73 and AICPA IC Expert Panel Staff Updates 3/1/12). Please revise the disclosure in the prospectus and summary prospectuses to reflect this limitation.
Response:  In the Funds' 2019 annual update to the prospectus and summary prospectuses, the Registrant revised the disclosure to address this matter.  Based on subsequent discussions with the Staff, the Funds will clearly state, in future filings, that the recoupment is limited to the lesser of the (1) the expense cap in effect at the time of the waiver, and (2) the expense cap in effect at the time of recapture.
3. The summary prospectus for the Hennessy Focus Fund does not appear to describe the term "focus." The Fund's fact sheet discloses the following: "Highly concentrated portfolio of 20-30 exceptional investment ideas, conviction weighted with 60-80% of assets in the top 10." Please consider including a description of the term "focus" in the prospectus and summary prospectus.
Response:  In the Funds' 2019 annual update to the prospectus and summary prospectuses, the Registrant revised the principal investment strategy for the Hennessy Focus Fund to state that the Fund focuses on approximately 20‑30 companies.
4. The Hennessy Focus Fund had greater than 10% of its net assets invested in real estate investment trusts ("REITs") at year end. The percentage of the Fund's assets invested in REITs was 20.58% at October 31, 2018, 22.43% at October 31, 2017, and 21.44% at October 31, 2016. However, the 2018 prospectus and summary prospectus do not include a discussion of this particular asset class in the principal investment strategies or principal risk sections for the Fund. Please include a description of REITs the prospectus and summary prospectus of the Fund.
Response:  In the Funds' 2019 annual update to the prospectus and summary prospectuses, the Registrant included a discussion of REITs for the Hennessy Focus Fund.
5. The Hennessy Cornerstone Large Growth Fund does not reflect in its prospectus and summary prospectus the 80% test for compliance with Rule 35d-1, the so-called "name rule." Rule 35d‑1 applies to funds that use the term "large-cap" in their names. See Investment Company Act Release 24828, at note 43 (January 17, 2001). While the Fund's name does not include the word "cap," the use of the word "large" suggests to investors that it invests a significant amount of its assets in large-cap investments. Please include disclosure in the principal investments strategies section of the summary prospectus that the fund has a policy to invest, under normal circumstances, at least 80% of its assets in large-cap investments.

Response:  The Registrant notes that the Hennessy Cornerstone Large Growth Fund is a formula fund that invests all of its assets in stocks identified by the formula described in its prospectus. So, the Fund's prospectus discloses that all of the stocks (100%) that the Fund holds will have a market capitalization that exceeds the average market capitalization of all stocks in S&P Capital IQ database. In this context, the Registrant believes that including a reference to the 80% test would be confusing, and potentially misleading.
The Fund does include a reference to its compliance with the name rule in the Statement of Additional Information.
Annual Reports on Form N‑CSR

6. Does the Registrant intend to comply with the optional internet availability of shareholder reports?  If so, please explain why the disclosure requirements of Item 27(d)(7) of Form N-1A were not included.
Response:  The Registrant intends to comply with the optional internet availability of shareholder reports, and will include the required disclosure in (1) the annual update to its registration statement to be filed, or filed, in 2019 and 2020, (2) in the semi-annual reports to be delivered or transmitted to shareholders for the semi-annual periods ending in 2019 and 2020, and (3) in the annual reports to be delivered or transmitted to shareholders for the fiscal years ending in 2019 and 2020. This approach will ensure that the Registrant is eligible to rely on the internet availability of shareholder reports.
7. The Staff notes that the concept of extraordinary items was eliminated from GAAP. See ASU 2015-01. So, please consider modifying the disclosure in the Expense Example regarding "extraordinary expenses as determined under generally accepted accounting principles."
Response:  In future filings, the Registrant will remove the reference to extraordinary items.
8. Please confirm that the expense ratios used in the Expense Example for the Hennessy BP Midstream Fund are inclusive of all expenses such as taxes. It appears that the ratios may be lower than they should be.
Response:  The Registrant confirms that the expense ratios used in the Expense Example for the Hennessy BP Midstream Fund are inclusive of all expenses, such as taxes.

9. The sum of individual Hennessy Focus Fund holdings whose values exceed 5% of total assets appears to exceed 50% of the total assets of the Fund. Please confirm whether the Fund is in compliance with IRS diversification rules regarding qualifications as a regulated investment company for tax purposes (IRC Section 851(b)(3)(A)).
Response:  The Registrant confirms that the Hennessy Focus Fund is in compliance with IRS diversification rules regarding qualifications as a regulated investment company for tax purposes. The Fund holds less than 50% of its assets in securities that constituted 5% or more of its assets immediately after the acquisition of such security. Specifically, the Fund's investments in each of American Woodmark Corp., Hexcel Corp., NVR Inc., Charles Schwab, and Aon PLC are 5% or more of its assets solely due to market appreciation.
10. The Staff noted that the Hennessy Focus Fund held REITs. Please consider adding disclosure to the Notes to Financial Statements to state that the distributions received from REITs may be classified as dividends, capital gains, or return of capital.
Response:  In future filings, the Registrant will include a statement in the Notes to the Financial Statements that the distributions received from REITs may be classified as dividends, capital gains, or return of capital.
11. With regard to the affiliates tables, please explain why the disclosures required by Columns C, D, E and F of Rule 12-14 of Regulation of S-X have not been totaled. See Footnote 4 of Rule 12‑14 of Regulation S‑X. Since the columns are not totaled, they do not agree to the correlative amounts on the balance sheet or statement of operations.
Response:  The totals were inadvertently omitted. The Registrant confirms it will include the totals in future filings so that a shareholder may see that the values agree to the correlative amounts on the balance sheet or statement of operations.
12. Please explain why the disclosure requirements set forth in Footnote 1(b) of Rule 12-14 of Regulation S-X have not been included. This Footnote provides as follows: "If during the period there has been any increase or decrease in the amount of investment in and advance to any affiliate, state in a footnote (or if there have been changes to numerous affiliates, in a supplementary schedule) (1) name of each issuer and title of issue or nature of indebtedness; (2) balance at beginning of period; (3) gross additions; (4) gross reductions; (5) balance at close of period as shown in Column E. Include in the footnote or schedule comparable information as to affiliates in which there was an investment at any time during the period even though there was no investment at the close of the period of report.)"  The table showing the investments in affiliates uses "cost," while the schedule of assets and liabilities shows total investments in affiliated securities at "value."  In future filings, the Funds should ensure that the table of investments in affiliates uses "value."
Response:  In future filings, the Funds will ensure that the table of investments in affiliates uses "value."

13. Please provide the Staff with the portfolio turnover rate calculations referenced below. Using the disclosure for the amount of purchases and sales found in the Annual Report, the Staff was unable to calculate the portfolio turnover rate within reasonable range for the following Funds: Hennessy Total Return Fund and Hennessy Balanced Fund.
Response:  The turnover calculations for the Hennessy Total Return Fund and the Hennessy Balanced Fund are included with this response letter. The Funds' third‑party administrator calculates turnover for the Hennessy Total Return Fund and the Hennessy Balanced Fund with respect to their common stock holdings only, and therefore excludes short‑term investments.
14. Please ensure that the disclosure requirements found in Footnote 2 of Rule 12-12 of Regulation S-X are included in the Annual Report. This Footnote provides: "Categorize the schedule by (i) the type of investment (such as common stocks, preferred stocks, convertible securities, fixed income securities, government securities, options purchased, warrants, loan participations and assignments, commercial paper, bankers' acceptances, certificates of deposit, short-term securities, repurchase agreements, other investment companies, and so forth); and (ii) the related industry, country, or geographic region of the investment. Short-term debt instruments (i.e., debt instruments whose maturities or expiration dates at the time of acquisition are one year or less) of the same issuer may be aggregated, in which case the range of interest rates and maturity dates shall be indicated."  For example, the Hennessy Equity and Income Fund disclosed "Investment Companies (excluding Money Market Funds)," but did not further categorize by the related industry, country, or geographic region.
Response:  In future filings, the Registrant will ensure that the disclosure requirements found in Footnote 2 of Rule 12-12 of Regulation S-X are included.
15. Please ensure that the expense ratio required by Form N-CSR is the most prominently presented expense ratio in the Financial Highlights, so as not to be misleading. Please move other supplemental ratios to the notes to the Financial Highlights. For example, the Staff found the number of expense ratios in the Financial Highlights for the Hennessy BP Midstream Fund, as reflected below, to be confusing because it is not clear if they are reconciling to the exclusions from the expense limitation or performing some other purpose:
Ratio of expenses to average net assets:
Before expense reimbursement	1.83%
After expense reimbursement	1.75%
State and federal income tax expense	0.03%
Deferred tax expense	—
Total expense	1.78%

Response:  In future filings, the Registrant will ensure that the expense ratios required by Form N‑CSR are the most prominently presented expense ratios in the Financial Highlights, and will move other supplemental ratios to the notes to the Financial Highlights.

16. Item 4 of Form N-CSR contains disclosure regarding tax fees paid to the auditor, but does not contain sufficient detail regarding these fees. Please provide more details on the tax fees.
Response:  In future filings, the Registrant will include more detail on the tax fees paid to the auditor.
17. Please explain why the following accruals are higher than the expense for the fiscal year ended October 31, 2018:
Fund	Category	Accrual	Expense
Hennessy Cornerstone Value Fund	Distribution	$603,034	$423,872
Hennessy Balanced Fund	Distribution	$49,955	$17,934
Hennessy Technology Fund	Distribution	$6,841	$5,067
Hennessy BP Midstream Fund	Audit Fees	$56,981	$46,411
Hennessy Large Cap Financial	Interest	$91	$4
Response:  With regard to each Fund identified above, the Registrant's response is as follows:
Hennessy Cornerstone Value Fund:  Distribution accruals as of October 31, 2018, were higher than the expense for fiscal year 2018 due to the addition of approximately $150,000 in accruals attributable to the Hennessy Large Value Fund, which was merged into the Hennessy Cornerstone Value Fund in March 2017. The Registrant is developing plans to use the accrual balance for Fund‑specific distribution initiatives.
Hennessy Balanced Fund:  Distribution accruals as of October 31, 2018, were higher than the expense for fiscal year 2018 due to changes in the asset levels of the Funds with eligible distribution fee plans from 2014 to 2017. Specifically, as the Hennessy Balanced Fund assets remained relatively stable, the assets of other Funds grew significantly and, as a result, were allocated a larger portion of the Registrant's distribution-eligible expenses, in accordance with the Funds' policies and procedures. Specifically, the Registrant allocates reimbursement of its aggregate distribution-eligible expenses by Fund asset size. The Registrant is developing plans to use the accrual balance for Fund‑specific distribution initiatives.
Hennessy Technology Fund:  Distribution accruals as of October 31, 2018, were higher than the expense for fiscal year 2018 due to the timing of quarterly, third‑party fee invoices near the end of fiscal year 2018. The accrual balance as of February 28, 2019, was $2,630.
Hennessy BP Midstream Fund:  The audit fee accrual as of October 31, 2018, represented the fees associated with audit and tax work performed by the Fund's independent auditor for the fiscal period ended October 31, 2018. Such fees had not yet been invoiced as of October 31, 2018. In addition, as of October 31, 2018, there was also an outstanding invoice in the amount of $11,100 relating to tax work performed for the prior fiscal year ending November 31, 2017. The anticipated fees associated with audit and tax work to be performed by the Fund's independent auditor for fiscal year 2019 is $41,000, and the accrual balance as of March 29, 2019, is $28,402.

Hennessy Large Cap Financial Fund:  The Hennessy Large Cap Financial Fund began fiscal year 2018 with a nominal over-accrual carried over from fiscal year 2017 and then had very limited line of credit activity during fiscal year 2018, which resulted in most of the over-accrual remaining at the end of the fiscal year. In comparison, interest expense for the Hennessy Large Cap Financial Fund was $2,150 in fiscal year 2017.

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Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer